Exhibit 4.6

FORM

For Brazilian Participants

Restricted Stock Agreement (Non-U.S)

under the
Atlas Lithium Corporation
2023 Stock Incentive Plan

Grantee: _________________________

No. of Shares: ____________________

This Agreement (the “Agreement”) evidences the award of ____________ restricted shares (each, an “Award Share,” and collectively, the “Award Shares”) of the common stock of ATLAS LITHIUM CORPORATION, a Nevada corporation (the “Company”), granted to you, _______________________, effective as of ____________ (the “Grant Date”), pursuant to the ATLAS LITHIUM CORPORATION 2023 Stock Incentive Plan (the “Plan”) and conditioned upon your agreement to the terms described below, including any country-specific provisions in the appendix attached hereto (if any) (the “Appendix”). All of the provisions of the Plan are expressly incorporated into this Agreement.

1. Terminology. Unless otherwise provided in this Agreement, capitalized words used herein are defined in the Glossary at the end of this Agreement or the Plan.

2. Vesting.

All of the Award Shares are nonvested and forfeitable as of the Grant Date and shall be subject to the following Restriction Period:

[                      ]

[None of the Award Shares will become vested and nonforfeitable after your service with the Company ceases.]

3. Termination of Employment or Service.

(a) Unvested Award Shares. If your employment or other service relationship with the Company ceases for any reason, [except as otherwise specified in Section 2], all Award Shares that are not then vested and nonforfeitable will be immediately forfeited by you and transferred to the Company upon such cessation for no consideration. Any accrued dividends attributable to such forfeited Award Shares shall also be forfeited if and when the Award Shares are forfeited. You acknowledge and agree that upon the forfeiture of any unvested Award Shares in accordance with this Section 3(a), (i) your right to vote and to receive cash dividends on, and all other rights, title or interest in, to or with respect to, the forfeited Award Shares shall automatically, without further act, terminate and (ii) the forfeited Award Shares shall be returned to the Company. You hereby irrevocably appoint (which appointment is coupled with an interest) the Company as your agent and attorney-in-fact to take any necessary or appropriate action to cause the forfeited Award Shares to be returned to the Company, including, without limitation, executing and delivering stock powers and instruments of transfer, making endorsements and/or making, initiating or issuing instructions or entitlement orders, all in your name and on your behalf. You hereby ratify and approve all acts done by the Company as such attorney-in-fact. Without limiting the foregoing, you expressly acknowledge and agree that any transfer agent for the common stock of the Company is fully authorized and protected in relying on, and shall incur no liability in acting on, any documents, instruments, endorsements, instructions, orders or communications from the Company in connection with the forfeited Award Shares or the transfer thereof, and that any such transfer agent is a third party beneficiary of this Agreement.

4. Restrictions on Transfer.

(a) Until an Award Share becomes vested and nonforfeitable, it may not be sold, assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise), except by will or the laws of descent and distribution, subject to Section 8 of the Plan, and shall not be subject to execution, attachment or similar process.

(b) Any attempt to dispose of any such Award Shares in contravention of the restrictions set forth in Section 4(a) shall be null and void and without effect. The Company shall not be required to (i) transfer on its books any Award Shares that have been sold or transferred in contravention of this Agreement or the Stockholders’ Agreement or (ii) treat as the owner of Award Shares, or otherwise accord voting, dividend or liquidation rights to, any transferee to whom Award Shares have been transferred in contravention of this Agreement.

5. Tax Election and Tax Withholding.

(a) You hereby agree to make adequate provision for foreign, federal, state and local taxes and social insurance contributions required by law to be withheld, if any, which arise in connection with the grant or vesting of the Award Shares. The Company shall have the right to deduct from any compensation or any other payment of any kind due you (including withholding the issuance or delivery of shares of common stock or redeeming Award Shares) the amount of any federal, state, local or foreign taxes and social insurance contributions required by law to be withheld in connection with the Award Shares, including, without limitation, obligations arising upon (i) the grant or vesting, in whole or in part, of the Award Shares, (ii) the settlement or transfer, in whole or in part, of any shares acquired upon vesting of the Award Shares, (iii) the operation of any law or regulation providing for the imputation of interest, or (iv) the lapsing of any restriction with respect to any shares acquired upon vesting of the Award Shares (“Tax Obligations”). You acknowledge that the ultimate liability for all Tax Obligations legally due by you is and remains your responsibility and that the Company (a) makes no representations or undertakings regarding the treatment of any Tax Obligations in connection with any aspect of the Award Shares and (b) does not commit to structure the terms of the grant or any other aspect of the Award Shares to reduce or eliminate your liability for Tax Obligations.

(b) The Company may, in its sole discretion, permit you to satisfy, in whole or in part, any withholding tax obligation which may arise in connection with the Award Shares either by electing to have the Company withhold from the shares to be released upon vesting that number of shares, or by electing to deliver to the Company already-owned shares, or pursuant to a broker-assisted program implemented by the Company

6. Non-Guarantee of Employment or Service Relationship. Nothing in the Plan or this Agreement shall alter your employment status or other service relationship with the Company, nor be construed as a contract of employment or service relationship between the Company and you, or as a contractual right of you to continue in the employ of, or in a service relationship with, the Company for any period of time, or as a limitation of the right of the Company to discharge you at any time with or without Cause or notice, subject to applicable law, and whether or not such discharge results in the forfeiture of any Award Shares or any other adverse effect on your interests under the Plan.

7. The Company’s Rights. The existence of the Award Shares shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or other stocks with preference ahead of or convertible into, or otherwise affecting the common stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of the Company’s assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

8. Appendix. Notwithstanding any provisions in this Agreement, the Award Shares shall be subject to any special terms and conditions set forth in the Appendix to this Agreement for your country set forth as an attachment to this Agreement (if any). Moreover, if you relocate to one of the countries included in the Appendix, the special terms and conditions for such country will apply to you, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Agreement.

9. Notices. All notices and other communications made or given pursuant to this Agreement shall be in writing and shall be sufficiently made or given if hand delivered or mailed by certified mail, addressed to you at the address contained in the records of the Company, or addressed to the Committee, care of the Company for the attention of its Corporate Secretary at its principal executive office or, if the receiving party consents in advance, transmitted and received via telecopy or via such other electronic transmission mechanism as may be available to the parties.

10. Entire Agreement. This Agreement contains the entire agreement between the parties with respect to the Award Shares granted hereunder. Any oral or written agreements, representations, warranties, written inducements, or other communications made prior to the execution of this Agreement with respect to the Award Shares granted hereunder shall be void and ineffective for all purposes.

11. Amendment. This Agreement may be amended from time to time by the Committee in its discretion; provided, however, that this Agreement may not be modified in a manner that would have a materially adverse effect on your rights with respect to the Award Shares as determined in the discretion of the Committee, except as provided in the Plan or in a written document signed by each of the parties hereto.

12. Conformity with Plan. This Agreement is intended to conform in all respects with, and is subject to all applicable provisions of, the Plan. Inconsistencies between this Agreement and the Plan shall be resolved in accordance with the terms of the Plan. In the event of any ambiguity in this Agreement or any matters as to which this Agreement is silent, the Plan shall govern. A copy of the Plan is available upon request to the Committee.

13. Governing Law. The validity, construction and effect of this Agreement, and of any determinations or decisions made by the Committee relating to this Agreement, and the rights of any and all persons having or claiming to have any interest under this Agreement, shall be determined exclusively in accordance with the laws of the State of Nevada, without regard to its provisions concerning the applicability of laws of other jurisdictions.

14. Resolution of Disputes. Any dispute or disagreement which shall arise under, or as a result of, or pursuant to or relating to, this Agreement shall be determined by the Committee in good faith in its absolute and uncontrolled discretion, and any such determination or any other determination by the Committee under or pursuant to this Agreement and any interpretation by the Committee of the terms of this Agreement, will be final, binding and conclusive on all persons affected thereby. You agree that before you may bring any legal action arising under, as a result of, pursuant to or relating to, this Agreement you will first exhaust your administrative remedies before the Committee. You further agree that in the event that the Committee does not resolve any dispute or disagreement arising under, as a result of, pursuant to or relating to, this Agreement to your satisfaction, no legal action may be commenced or maintained relating to this Agreement more than twenty-four (24) months after the Committee’s decision.

15. Headings. The headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

16. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

17. Electronic Delivery of Documents. By your signing this Agreement, you (i) consent to the electronic delivery of this Agreement, all information with respect to the Plan and the Award Shares and any reports of the Company provided generally to the Company’s stockholders; (ii) acknowledge that you may receive from the Company a paper copy of any documents delivered electronically at no cost to you by contacting the Company by telephone or in writing; (iii) further acknowledge that you may revoke your consent to the electronic delivery of documents at any time by notifying the Company of such revoked consent by telephone, postal service or electronic mail; and (iv) further acknowledge that you understand that you are not required to consent to electronic delivery of documents.

18. No Future Entitlement. By your signing this Agreement, you acknowledge and agree that: (i) the grant of these Award Shares is a one-time benefit which does not create any contractual or other right to receive future grants of stock, or compensation in lieu of stock grants, even if stock grants have been granted repeatedly in the past; (ii) all determinations with respect to any such future grants, including, but not limited to, the times when stock grants shall be granted, the maximum number of shares subject to each stock grant, and the times or conditions under which restrictions on such stock grants shall lapse, will be at the sole discretion of the Committee; (iii) the value of this stock grant is an extraordinary item of compensation which is outside the scope of your employment contract, if any; (iv) the value of this stock grant is not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any termination, severance, resignation, redundancy, end of service payments or similar payments, or bonuses, long-service awards, pension or retirement benefits; (v) the vesting of these Award Shares ceases upon termination of employment with the Company or transfer of employment from the Company, or other cessation of eligibility for any reason, except as may otherwise be explicitly provided in this Agreement; (vi) the Company does not guarantee any future value of these Award Shares; (vii) no claim or entitlement to compensation or damages arises if these Award Shares do not increase in value and you irrevocably release the Company from any such claim that does arise; (viii) any notice period mandated under applicable law shall not be treated as service for the purpose of determining the vesting of the Award Shares; and your right to the vesting of shares of Common Stock in settlement of the Award Shares after termination of service, if any, will be measured by the date of termination of your active service and will not be extended by any notice period mandated under applicable law. Subject to the foregoing and the provisions of the Plan, the Company, in its sole discretion, shall determine whether your service has terminated and the effective date of such termination; and (ix) you are voluntarily participating in the Plan.

19. Data Privacy.

(a) Data Collected and Purposes of Collection. You understand that the Company, acting as controller, as well as the employing Parent or Subsidiary or any other Parent or Subsidiary, will process, to the extent permissible under applicable law, certain personal information about you, including name, home address, and telephone number, information necessary to process the Award Shares (e.g., mailing address for a check payment or bank account wire transfer information), date of birth, social insurance number or other identification number, salary, nationality, job title, employment location, details of all Award Shares granted, canceled, vested, unvested or outstanding in your favor, and where applicable service termination date and reason for termination, any capital shares or directorships held in the Company (where needed for legal or tax compliance), and any other information necessary to process mandatory tax withholding and reporting (all such personal information is referred to as “Data”). The Data is collected from you, and from the Company and any Parents or Subsidiaries, for the purpose of implementing, administering, and managing the Plan pursuant to its terms. The legal basis (that is, the legal justification) for processing the Data is that it is necessary to perform, administer and manage the Plan pursuant to this Agreement between you and the Company, and in Company’s legitimate interests to comply with applicable non-EU laws when performing, administering and managing the Plan, subject to your interest and fundamental rights. The Data must be provided in order for you to participate in the Plan and for the parties to this Agreement to perform their respective obligations hereunder. If you do not provide Data, you will not be able to participate in the Plan and become a party to this Agreement.

(b) Transfers and Retention of Data. You understand that the Data will be transferred to and among the Company and any Parents or Subsidiaries, as well as service providers (such as stock administration providers, brokers, transfer agents, accounting firms, payroll processing firms, or tax firms), for the purposes explained above, which are necessary to allow the Company to perform this Agreement. You understand that the recipients of the Data may be located in the United States and in other jurisdictions outside of the European Economic Area where the Company and any Parents or Subsidiaries or its service providers have operations. The United States and some of these other jurisdictions have not been found by the European Commission to have adequate data protection safeguards. If the Company and any Parents or Subsidiaries make transfers of Data outside of the European Economic Area, those transfers will be made solely to the extent necessary to perform this Agreement and take necessary actions in connection with such performance. In addition, service providers may commit to providing adequate safeguards for the transferred Data, such as standard contractual clauses approved by the European Commission. In that case, you may obtain details of the transfers by contacting ________, our privacy officer, at _________.

(c) Your Rights in Respect of Data. You have the right to access your Data being processed by the Company or any Parent or Subsidiary as well as understand why the Company or any Parent or Subsidiary is processing such Data. Additionally, subject to applicable law, you are entitled to have any inadequate, incomplete or incorrect Data corrected (that is, rectified). Further, subject to applicable law, and under certain circumstances, you may be entitled to the following rights in regard to your Data: (i) to object to the processing of Data; (ii) to have your Data erased, such as where it is no longer necessary in relation to the purposes for which it was processed; (iii) to restrict the processing of your Data so that it is stored but not actively processed (e.g., while the Company assesses whether you are entitled to have Data erased); and (iv) to port a copy of the Data provided pursuant to this Agreement or generated by you, in a common machine-readable format. To exercise your rights, you may contact the applicable human resources representative. You may also contact the relevant data protection supervisory authority, as you have the right to lodge a complaint.

20. Consideration for Award Shares. To ensure compliance with applicable state corporate law, the Company may require you to furnish consideration in the form of cash or cash equivalents equal to the par value of the Award Shares and you hereby authorize the Company to withhold such amount from remuneration otherwise due you from the Company.

GLOSSARY

(a) “Cause” has the meaning set forth in the Plan.

(b) “Committee” has the meaning set forth in the Plan.

(c) “Company” means ATLAS LITHIUM CORPORATION and its subsidiaries, except where the context otherwise requires. For purposes of determining whether a Change in Control (as defined in the Plan) has occurred, Company shall mean only ATLAS LITHIUM CORPORATION

(d) “You”; “Your” means the recipient of the Award Shares as reflected in the first paragraph of this Agreement. Whenever the word “you” or “your” is used in any provision of this Agreement under circumstances where the provision should logically be construed, as determined by the Committee, to apply to the estate, personal representative, or beneficiary to whom the Award Shares may be transferred by will or by the laws of descent and distribution, the words “you” and “your” shall be deemed to include such person.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized officer.

ATLAS LITHIUM CORPORATION

By:

Date:

The undersigned hereby acknowledges that he/she has carefully read this Agreement and agrees to be bound by all of the provisions set forth herein. The undersigned also consents to electronic delivery of all notices or other information with respect to the Award Shares or the Company.

GRANTEE

Date:

FORM

For Brazilian Participants

APPENDIX

This Appendix includes additional notifications, terms, and conditions that govern the Award Shares granted to you under the Plan if you reside in one of the countries listed below. Capitalized terms used but not defined in this Appendix have the meanings set forth in the Plan and/or this Agreement.

You understand and agree that the Company strongly recommends that you not rely on the information herein as the only source of information relating to the consequences of participation in the Plan because applicable rules and regulations regularly change, sometimes on a retroactive basis, and the information may be out of date at the time the Award Shares vest under the Plan.

You further understand and agree that if you are a citizen or resident of a country other than the one in which you are currently working, transfer employment after the grant of the Award Shares, or are considered a resident of another country for applicable law purposes, the information contained herein may not apply to you, and the Company shall, in its discretion, determine to what extent the terms and conditions contained herein shall apply.

BRAZIL

Terms and Conditions

Nature of Grant. The following provisions supplement Section 18 of this Agreement.

By accepting the Award Shares, you acknowledge, understand, and agree that (i) you are making an investment decision, (ii) you will be entitled to vest in the Award Shares, and receive shares of Common Stock pursuant to the Award Shares, only if the vesting conditions are met and any necessary services are rendered by you between the Grant Date and the vesting commencement date, and (iii) the value of the underlying shares of Common Stock is not fixed and may increase or decrease without compensation to you.

Compliance with Law. By accepting the Award Shares, you acknowledge, understand, and agree to comply with applicable Brazilian laws and to pay any and all applicable taxes associated with the acquisition of the shares of Common Stock, the receipt of any dividends, and the sale of shares of Common Stock acquired under the Plan.

Data Privacy. The following provisions supplement Section 19 of this Agreement.

(a)	Retention of Data. The Company generally retains Data for as long as is required to satisfy the purpose for which it was collected. This will usually be the period of your employment/contract with the Company plus the length of any applicable statutory limitation period following his or her departure, although some data may need to be kept for longer. The Company endeavors to ensure that Data are kept as current as possible and that irrelevant or excessive data are deleted or made anonymous as soon as reasonably practicable. The Company shall dispose of Data when it is no longer needed for the purpose for which it was originally collected unless its retention is required by law or for other legitimate business reasons.
(b)	International Data Transfer. If the Data is subject to Brazilian laws, the international transfer shall also follow the standard provisions of the Brazilian General Data Protection Law (“LGPD”), and instructions to be specified, updated, amended, replaced, or superseded from time to time by the applicable regulatory authority or, in the lack of instructions from such authority, the Company may request the recipients of Data the adoption of the standard models adopted under the GDPR in the European Union.

(c)	Additional Participant’s Rights in accordance to the LGPD: If you are in Brazil or otherwise subject to the LGPD, he or she may have all of the following additional or replaced rights in respect of his or her Data: (i) to obtain confirmation as to whether or not his or her Data is being processed and access to the Data; (ii) correction of incomplete, inaccurate or out-of-date data; (iii) to request data portability to another service provider or product provider, by the means of an express request, pursuant with the further regulations of the national authority, and subject to commercial and industrial secrets; (iv) the erasure, anonymization or blocking of unnecessary or excessive Data or Data processed in noncompliance with the provisions of the LGPD and deletion of personal data processed with the consent of the data subject; (v) to obtain information about public and private entities with which the Company has shared Data and the possibility of denying consent and the consequences of such denial, if applicable; (vi) to object to the processing carried out based on one of the legal basis other than consent, if there is noncompliance with the provisions of the LGPD; (vii) to request the revision of decisions taken solely on the basis of automated processing of Data that affects his or her interests, including decisions intended to define his or her personal, professional, consumer or credit profile or aspects of his or her personality, providing clear and adequate information regarding the criteria and procedures used for an automated decision, subject to commercial and industrial secrecy; and (viii) to petition with the Brazilian national authority as well as consumer protection entities regarding the processing of his or her Data.

Notifications

Exchange Control Information. If you are a resident or are domiciled in Brazil, you will be required to submit an annual declaration of assets and rights held outside of Brazil, including any shares of Common Stock acquired under the Plan, to the Central Bank of Brazil if the aggregate value of such assets and rights equals or exceeds the certain legally designated amount. Foreign individuals holding Brazilian visas are considered Brazilian residents for purposes of this reporting requirement and must declare at least the assets held abroad that were acquired subsequent to the date of admittance as a resident of Brazil.

Tax on Financial Transaction. If you repatriate the proceeds from the sale of shares of Common Stock or receipt of any cash dividends and convert the funds into local currency, you may be subject to the Tax on Financial Transactions. It is your responsibility to pay any applicable Tax on Financial Transactions arising from participation in the Plan. You should consult with your personal tax advisor for additional details.

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